Exhibit 99.1

RELS LLC
Consolidated Financial Statements
December 31, 2013, 2012 and 2011

RELS LLC
Index
December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm
To the Board of Rels Companies and the Partners of
RELS LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, partners’ capital and cash flows present fairly, in all material respects, the financial position of RELS LLC and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company has significant related party transactions with Wells Fargo Corporation, CoreLogic, Inc. and Rels Management Company.

/s/PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 19, 2014

RELS LLC
Consolidated Balance Sheets
December 31, 2013 and 2012

	2013	2012
Assets
Cash and cash equivalents	$12,988,562	$5,985,948
Accounts receivable, net of allowance for doubtful accounts of $20,564 and $114, respectively	6,406,494	10,536,265
Prepaid expenses and other assets	915,217	299,890
Due from related parties	33,515,551	44,216,754
Property and equipment, net	3,099,298	2,259,319
Total assets	$56,925,122	$63,298,176

Liabilities and Partners' Capital
Accounts payable and other liabilities	$5,392,671	$7,698,466
Accrued payroll and benefits	7,039,361	7,115,143
Accrued pension costs	4,204,570	5,194,577
Accumulated losses of RELS Management Company in excess of investment	11,925,308	12,962,937
Total liabilities	28,561,910	32,971,123

Commitments and contingencies (Note 5)

Partners' capital
Wells Fargo & Co.	17,276,279	19,253,026
CoreLogic, Inc.	17,345,526	19,330,193
Accumulated other comprehensive loss	(6,896,068)	(9,287,381)
Total RELS LLC partners' capital	27,725,737	29,295,838
Noncontrolling interests	637,475	1,031,215
Total partners' capital	28,363,212	30,327,053
Total liabilities and partners' capital	$56,925,122	$63,298,176

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Revenues
Operating revenues	$347,070,726	$451,875,884	$352,713,619

Expenses
Professional fees	149,332,233	232,134,850	161,084,579
Salaries and other personnel costs	103,701,622	110,797,949	85,375,217
Selling, general and administrative costs	29,915,994	29,467,344	27,066,247
Total expenses	282,949,849	372,400,143	273,526,043

Other income (expense)
Equity income (loss) from investment in RELS Management Company	916,865	3,162,940	(2,096,603)
Total other income (expense)	916,865	3,162,940	(2,096,603)
Income from continuing operations	65,037,742	82,638,681	77,090,973
Income from discontinued operations (Note 4)	—	7,050,125	11,612,853
Net income	65,037,742	89,688,806	88,703,826

Net income attributable to noncontrolling interest	(654,160)	(1,296,210)	(1,648,117)
Net income attributable to RELS LLC	$64,383,582	$88,392,596	$87,055,709

Other comprehensive income (loss)
Net actuarial gain (loss) adjustment	2,391,313	(557,009)	(2,227,674)
Comprehensive Income	67,429,055	89,131,797	86,476,152
Comprehensive income attributable to noncontrolling interest	(654,160)	(1,296,210)	(1,648,117)
Comprehensive income attributable to RELS LLC	$66,774,895	$87,835,587	$84,828,035

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Partners' Capital
Years Ended December 31, 2013, 2012 and 2011

	Wells Fargo & Co.	CoreLogic, Inc.	Accumulated Other Comprehensive Loss	Total RELS LLC Capital	Noncontrolling Interests	Total Capital

Balances at December 31, 2010	$18,318,224	$18,391,632	$(6,502,698)	$30,207,158	$4,717,770	$34,924,928
Distributions	(36,859,145)	(37,006,877)	—	(73,866,022)	(499,000)	(74,365,022)
Net income	43,440,799	43,614,910	—	87,055,709	1,648,117	88,703,826
Net actuarial loss adjustment	—	—	(2,227,674)	(2,227,674)	—	(2,227,674)
Balances at December 31, 2011	24,899,878	24,999,665	(8,730,372)	41,169,171	5,866,887	47,036,058
Distributions	(49,754,752)	(49,954,168)	—	(99,708,920)	(6,131,882)	(105,840,802)
Net income	44,107,900	44,284,696	—	88,392,596	1,296,210	89,688,806
Net actuarial loss adjustment	—	—	(557,009)	(557,009)	—	(557,009)
Balances at December 31, 2012	19,253,026	19,330,193	(9,287,381)	29,295,838	1,031,215	30,327,053
Distributions	(34,104,153)	(34,240,843)	—	(68,344,996)	(1,047,900)	(69,392,896)
Net income	32,127,406	32,256,176	—	64,383,582	654,160	65,037,742
Net actuarial gain adjustment	—	—	2,391,313	2,391,313	—	2,391,313
Balances at December 31, 2013	$17,276,279	$17,345,526	$(6,896,068)	$27,725,737	$637,475	$28,363,212

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011

	2013	2012	2011

Cash flows from operating activities
Net income	$65,037,742	$89,688,806	$88,703,826
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,274,829	2,344,910	2,638,190
Loss on disposal of property and equipment	448,620	531,295	—
Gain on sale of discontinued operations	—	(3,000,000)	—
Accrued pension costs	1,280,542	703,307	837,584
Equity (income) loss from investment in RELS Management Company	(916,865)	(3,132,416)	2,204,485
Changes in operating assets and liabilities, net
Accounts receivable	4,129,770	778,928	1,662,582
Prepaid expenses and other assets	(615,327)	(82,583)	(108,872)
Accounts payable and other liabilities	(2,305,792)	(2,147,199)	(1,157,989)
Accrued payroll and benefits	(75,783)	1,869,508	(1,047,286)
Cash provided by operating activities	69,257,736	87,554,556	93,732,520
Cash flows from investing activities
Purchases of property and equipment	(3,563,429)	(1,945,415)	(1,636,391)
Net proceeds from sale of discontinued operations	—	3,000,000	—
Due from related parties, net	10,701,203	11,498,401	(14,622,002)
Cash provided by (used in) investing activities	7,137,774	12,552,986	(16,258,393)
Cash flows from financing activities
Capital distributions	(68,344,996)	(99,708,920)	(73,866,022)
Distributions to noncontrolling interest holders in consolidated joint ventures	(1,047,900)	(6,131,882)	(499,000)
Cash used in financing activities	(69,392,896)	(105,840,802)	(74,365,022)
Net increase (decrease) in cash and cash equivalents	7,002,614	(5,733,260)	3,109,105
Cash and cash equivalents
Beginning of year	5,985,948	11,719,208	8,610,103
End of year	$12,988,562	$5,985,948	$11,719,208

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

1.	Description of Business and Significant Accounting Policies

Description of Business
RELS LLC (the “Company”) is primarily engaged in the business of providing customers with property appraisal and credit reporting services. The Company does business as RELS Valuation and Valuation Ventures. The Company is owned 50.1% by CoreLogic, Inc. (“CoreLogic”) and 49.9% by Wells Fargo & Co. (“Wells Fargo”).
Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.
Principles of Consolidation
The accompanying consolidated financial statements include the consolidated accounts of the Company and all majority-owned subsidiaries and effectively controlled joint ventures. All significant intercompany transactions and balances have been eliminated. Investments in the Company’s joint ventures and Prime Valuation Services, LLC, in which the Company holds 50.1% partnership interests, are accounted for using the full consolidation method due to the Company’s effective control over the joint ventures. The ownership interests of the joint ventures minority participants are recorded as “Noncontrolling interests” in the consolidated balance sheets.
Revision
The Company revised certain prior year expenses which were erroneously recorded as an offset to Operating revenues to Selling, general and administrative costs in the consolidated statements of income and comprehensive income. The amounts were increased $13.1 million and $10.1 million for the years ended December 31, 2012 and 2011, respectively. This correction did not have an impact to Net income or Partners’ capital as previously reported. Additionally, the Company revised net income and other comprehensive income for the year ended December 31, 2012 to reflect the actuarial pension loss for an investment accounted for on the equity method. The correction increased previously reported net income by $336,162 and decreased other comprehensive income by $424,727. The Company concluded that the impact to the prior period consolidated financial statements was immaterial.
Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Company considers cash equivalents to be all short-term investments that have an initial maturity of three months or less and are not restricted.
Accounts Receivable
Accounts receivable are generally due from mortgage originators and servicers, financial institutions and other businesses located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required.
Property and Equipment
Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Depreciation for financial statement purposes is computed using straight line rates according to the Company’s fixed asset policy. Useful lives by asset category are as follows:

Office furniture and equipment	5 years
Computers, related equipment and software	3 years
Automobiles	3 years
Leasehold improvements	Life of lease or economic life; whichever is shorter
The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, and management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.
Revenue Recognition
The Company derives their revenues principally from U.S. mortgage originators and servicers with good creditworthiness. The Company’s product and service deliverables are generally comprised of property valuation or other related services. The Company’s revenue arrangements with their customers generally include a work order or written agreement specifying the data products or services to be delivered and related terms of sale including payment amounts and terms. The primary revenue recognition-related judgments exercised are to determine when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.
Appraisal service is recognized at the time of delivery as the Company has no significant ongoing obligation after delivery.
Income Taxes
As a limited liability company, the Company is taxed as a partnership and is not subject to federal taxes. The results of operations are included in the tax returns of the respective company members and not taxed at the entity level. There are currently no examinations being conducted of the Company by the Internal Revenue Service (“IRS”) or any other taxing authority.
Concentration of Risk of the Real Estate Market
Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the Company’s revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.
Recent Accounting Pronouncements
In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to the presentation of comprehensive income. The guidance provides that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is effective for annual financial reporting periods beginning after December 15, 2011 and for interim periods within the fiscal year. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
In May 2011, the FASB issued updated guidance related to fair value measurements and disclosures. The update provides amendments to achieve common fair value measurements and disclosure requirements in Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The updated guidance is effective during interim and annual financial reporting periods

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value. At December 31, 2013 and 2012, the Company’s financial instruments included cash and cash equivalents, accounts receivable and accounts payable. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.

3.	Property and Equipment

At December 31, 2013 and 2012, property and equipment is comprised of the following:

	2013	2012

Leasehold improvements	$488,622	$322,459
Furniture and equipment	6,235,608	5,084,867
Software	24,169,093	23,828,395
	30,893,323	29,235,721
Less: Accumulated depreciation and amortization	(27,794,025)	(26,976,402)
	$3,099,298	$2,259,319
Depreciation expense for property and equipment was $202,227, $231,981, and $262,038 for the years ended December 31, 2013, 2012, and 2011, respectively. Capitalized software amortization expense was $2,072,602, $2,112,929, and $2,367,691 during the years ended December 31, 2013, 2012, and 2011, respectively. The net book value of capitalized software costs included in property and equipment at December 31, 2013 and 2012, was $1,936,613 and $1,960,135, respectively.

4.	Sale of ResDirect and Rels Credit

On February 28, 2013, Rels Management Company (“RMC”), which is owned 50% by RELS LLC and accounted for on the equity method, completed the sale of ResDirect, its wholly owned subsidiary, to CoreLogic Solutions LLC for $4.0 million. The sale resulted in a net gain of $1.5 million for the year ended 2013. The gain attributable to the Company is included in equity income from investment in Rels Management Company in the consolidated statements of income and comprehensive income. The ResDirect business, wholly owned by RMC, had approximately $3.9 million, $26.7 million and $18.4 million of revenues for the years ended December 31, 2013, 2012 and 2011, respectively.
On July 1, 2012, the Company sold the stock of its wholly owned subsidiary, Rels Credit, to CoreLogic CredCo, LLC for $3.0 million, which resulted in a net gain of $3.0 million for the year ended 2012. Net asset value of Rels Credit at the time of sale was minimal. From the date of this transaction, the Company has no continuing involvement in the credit services business, and therefore Rels Credit operations have been reflected as discontinued operations in the Company’s consolidated financial statements. The assets and liabilities for Rels Credit were $146.0 million and $7.0 million, respectively, as of December 31, 2011. Results of this business for 2011 have been recast to conform to the 2012 presentation.
The operating results of the discontinued operations through June 30, 2012, included in the consolidated financial statements for the years ended December 31, 2012 and 2011 were as follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

	2012	2011

Total revenue	$31,056,613	$48,846,773
Total expenses	(24,006,488)	(37,233,920)
Net income	$7,050,125	$11,612,853

5.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable. Certain leases provide that the Company will pay insurance and taxes. Rental expense for the years ended December 31, 2013, 2012, and 2011 was $1,957,569, $1,882,496, and $1,953,059, respectively.
Future minimum rental payments (including operating expenses) under operating leases, which end after 2013 and have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2013, are as follows:

2014	$2,245,300
2015	2,173,600
2016	1,833,100
2017	33,900
2018	25,600
2019 and after	27,100
Total minimum payments	$6,338,600
The Company is involved in various routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

6.	Employee Benefit Plans

Defined Contribution Plan
The Company participates in a defined contribution 401(k) plan (the “Plan”) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pre-tax contributions. The Company makes discretionary contributions in accordance with the plan document. For the year ended December 31, 2013, the Company contributed approximately $1.6 million to this plan. The Company made no contributions to this plan for the year ended December 31, 2012.
Defined Benefit Plan
The Company has a frozen defined benefit pension plan that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001. The net pension obligation recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The plan assets of the Company’s pension plan are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.
The obligations and funded status of the Company’s postretirement pension benefit plan as of December 31 is as follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$16,651,678	$15,079,180
Interest costs	667,569	690,276
Actuarial losses	(1,951,186)	1,269,205
Benefits paid	(492,198)	(386,983)
Benefit obligation at end of year	$14,875,863	$16,651,678

As of December 31, 2013 and 2012, the accumulated benefit obligation equaled the projected benefit obligation for the plan.

	2013	2012

Change in plan assets
Fair value of plan assets at beginning of year	$11,457,101	$11,144,919
Actual return on plan assets	(314,007)	223,326
Company contributions	20,397	475,839
Benefits, premiums and expenses paid	(492,198)	(386,983)
Fair value of plan assets at end of year	$10,671,293	$11,457,101

	2013	2012

Reconciliation of funded status
Unfunded status of the plan	$(4,204,570)	$(5,194,577)

	2013	2012

Amounts recognized in the consolidated balance sheet consist of
Noncurrent postretirement benefit liability	$(4,204,570)	$(5,194,577)

	2013	2012
Amounts recognized in accumulated other comprehensive loss
Unrecognized net actuarial loss	$6,592,104	$8,862,654

Amounts included in accumulated other comprehensive loss as of December 31, 2013 which the Company expects to recognize in postretirement benefit expense during 2014 is $589,436.

	2013	2012

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.92%	4.11%

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Net periodic postretirement pension benefit costs as of December 31 included the following components:

	2013	2012	2011
Components of net periodic benefit cost
Interest cost	$667,569	$690,276	$703,267
Expected return on plan assets	(167,577)	(166,147)	(288,479)
Amortization of net actuarial loss	800,948	685,542	530,677
Net periodic benefit cost	$1,300,940	$1,209,671	$945,465

	2013	2012	2011

Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss
Net actuarial (gain) loss	$(1,469,602)	$1,212,026	$2,650,470
Reversal of amortization item
Net actuarial loss	(800,948)	(685,542)	(530,677)
Total recognized in other comprehensive loss	$(2,270,550)	$526,484	$2,119,793

	2013	2012	2011

Weighted-average assumptions used to determine net costs
Discount rate	4.11%	4.66%	5.48%
Expected return on plan assets	3.50%	3.50%	4.50%

Future Cash Flows
At December 31, 2013, the following pension benefit payments are expected to be paid by the Company’s plan and reflect expected future services, as appropriate:

2014	$496,182
2015	537,207
2016	590,338
2017	652,228
2018	701,535
2019 to 2023	4,351,652

Estimated contributions to the plan for 2014 are $735,000.

Plan Assets
The Company's pension plan asset allocation by asset category as of the measurement date follows:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

	Percentage of Plan Assets
	at December 31,
	2013	2012
Asset category
Domestic and international equities	2%	2%
Fixed income funds	98%	98%
	100%	100%

The Company’s retirement plan assets are measured at fair value on a recurring basis (annually). The Company determines the fair value of its defined benefit pension plans assets with a three‑level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company’s defined benefit pension plan assets is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1	Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and certain fixed income securities are classified as Level 1.

Level 2
Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.
As of December 31, 2013 and 2012, approximately 93% and 92%, respectively, of the Company's defined pension plan assets were Level 2 assets and 7% and 8% respectively, for 2013 and 2012 were classified as Level 1 assets.

7.	Related Parties

The Company has significant transactions with CoreLogic, Wells Fargo and RMC. For the years ended December 31, 2013, 2012, and 2011, approximately 91%, 91% and 92%, respectively, of the Company’s revenues included in the consolidated statements of income and comprehensive income were received from Wells Fargo and its affiliates. For the years ended December 31, 2013 and 2012, approximately $4.5 million and $7.3 million, respectively, of the Company’s accounts receivable included in the consolidated balance sheets were due from Wells Fargo and its affiliates.
The Company conducts business with CoreLogic, from whom they primarily receive certain services supporting the sales of credit reports and appraisals. The expenses relating to these services provided by CoreLogic were approximately $1.4 million, $14.2 million, and $22.9 million, respectively, for the years ended December 31, 2013, 2012 and 2011. For both the years ended December 31, 2013 and 2012, there were no amounts due to CoreLogic within the Company’s accrued liabilities included in the consolidated balance sheets.
The Company owns 50% of RMC. The Company uses the equity method of accounting for its investment in RMC as the Company has significant influence, but does not have effective control of RMC. RMC provides management, administrative and other support services to the Company including holding excess cash from the Company. During the years ended December 31, 2013, 2012, and 2011, the Company recorded equity income (loss) from its investment in RMC of $916,865, $3,162,940, and $(2,096,603), respectively. Losses accumulated over the years have caused the Company's carrying value of its investment in RMC to become

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2013, 2012 and 2011

negative. The Company has continued to record the losses in RMC in excess of its carrying value, which is shown as a liability, due to its commitment to provide financial support to RMC. The expenses relating to the services provided by RMC were approximately $2.6 million, $8.6 million, and $6.2 million, respectively, for the years ended December 31, 2013, 2012 and 2011. These expenses, in addition to certain transfers of cash in conjunction with RMC's handling of treasury activity for the Company, all flow through the Due from RMC account.
The consolidated balance sheets include amounts due from the following related parties.

	2013	2012

Due from (to)
RMC	$33,538,218	$44,216,754
Rels Title	377,796	—
ResDirect	(400,463)	—
	$33,515,551	$44,216,754

8.	Subsequent Events

The Company evaluated events occurring between the end of the most recent fiscal year and March 19, 2014, the date the consolidated financial statements were available to be issued.